UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15665

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/2021 (MM/DD/YY) AND ENDING 07/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BROWN ASSOCIATES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a **P.O.** box no.)

819 Broad Street
(No. and Street)

Chattanooga	TN	37402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Huxley Brown	423-267-3776	hbrown@brownassoc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co., PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

November 5, 2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Huxley Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of -, as of 7/31, 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SIBYL R. RECTOR STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

Signature: [signature]

Title: President

[signature]

Notary Public Sibyl Rector

My commission expires 12-28-2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

JULY 31, 2022

BROWN ASSOCIATES, INC.

INDEX TO REPORT

JULY 31, 2022

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Brown Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown Associates, Inc. (the "Company") (a Tennessee Corporation) as of July 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Supplementary Information on page 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Brown Associates, Inc.'s auditor since 2014.
Knoxville, Tennessee
September 29, 2022

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2022

ASSETS

ASSETS

Cash and cash equivalents	$	556,915
Deposits with clearing organizations - restricted		10,000
Receivable from clearing organizations		5,523
Office equipment and leasehold improvements,		
less accumulated depreciation of $58,554		1,289
Prepaid federal tax		19,480
Prepaid state tax		8,151
Other prepaid expenses		3,827
Total assets	$	605,185

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	1,952
Total liabilities		1,952

STOCKHOLDERS' EQUITY

Common stock, no par value, $2 stated value, authorized	
1,000 shares, issued 500 shares	1,000
Retained earnings	602,233
Total stockholders' equity	603,233

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	605,185

The accompanying notes are an integral part of these financial statements.

2

BROWN ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2022

REVENUES	
Revenue from contracts with customers:	
Brokerage commissions	$ 999,142
Other revenue:	
Forgiveness of debt income	65,760
Other revenue	2,724
Total revenue, net	1,067,626
EXPENSES	
Officer salaries	616,304
Employee compensation and benefits	248,146
Regulatory fees and expenses	13,553
Occupancy	19,426
Other	83,985
Total expenses	981,414
INCOME BEFORE INCOME TAXES	86,212
Income tax expense	9,213
NET INCOME	$ 76,999

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2022

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at August 1, 2021	$ 1,000	$ 725,234	$ 726,234
Dividends	-	(200,000)	(200,000)
Net income	-	76,999	76,999
Balance at July 31, 2022	$ 1,000	$ 602,233	$ 603,233

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2022

CASH FLOW FROM OPERATING ACTIVITIES

Net income	$	76,999
Non cash income/expenses included in net income:		
Depreciation		81
Forgiveness of debt income		(65,760)
(Increase) decrease in operating assets:		
Receivables from clearing organizations		10,614
Prepaid state taxes		1,123
Prepaid federal taxes		(19,480)
Other prepaid expenses		3,104
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(11,784)
Accrued federal taxes		(14,400)
Net cash from operating activities		(19,503)

CASH FLOW FROM INVESTING ACTIVITIES

Proceeds from the sale of securities		212,227
Net cash from investing activities		212,227

CASH FLOW FROM FINANCING ACTIVITIES

Dividends paid		(200,000)
Net cash from financing activities		(200,000)

NET CHANGE IN CASH (7,276)

Cash and cash equivalents - beginning of year   564,191

Cash and cash equivalents - end of year $ 556,915

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. (the "Company") is a Tennessee corporation formed in 1969. The Company is a non-carrying broker dealer that provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds, and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Office equipment	5-7 years
Leasehold improvements	15 years

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the Federal Deposit Insurance Corporation (FDIC) but may be insured by the Securities Investor Protection Corporation (SIPC). At times, these investments may be in excess of SIPC limits.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain tax positions (Continued)

With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2019.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09 – *Revenue Recognition from Contracts with Customers (Topic 606).* The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach that includes: (1) identifying the contract(s) with the customer; (2) identifying the performance obligation(s) in the contract(s); (3) determining the transaction price; (4) allocating the transaction price to the performance obligation(s) in the contract(s); and (5) recognizing revenue as the performance obligation(s) are satisfied.

Brokerage commissions – The Company earns commissions primarily from brokering commercial real estate investments, discount stock brokerage services, and life insurance sales. Funding for the commercial real estate investments are held by an escrow agent until finalization of the funding. Upon finalization the commission is paid and recognized as revenue. The Company records commissions from life insurance companies as income when received. The Company earns commissions from trading securities on behalf of its customers through a brokerage clearing firm. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the principal is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

(Continued)

_____

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended July 31, 2022.

NOTE 2 – OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$ 54,217
Leasehold improvements	5,626
	59,843
Less accumulated depreciation	(58,554)
Total	$ 1,289

Depreciation expense was $81 for the year ended July 31, 2022.

NOTE 3 – PAYCHECK PROTECTION PROGRAM NOTE PAYABLE

The Company received a second draw of $65,760 Payroll Protection Program (PPP) loan in April 2021, from the U.S. Small Business Administration (SBA). Under the terms of the PPP program, the loan may be forgiven if the funds are spent in accordance with the program. If the funds or a portion of the funds are not spent in accordance with the program, the unforgiven portion is payable in monthly principal and interest installments bearing interest at 1%. The note matures 5 years from the date of the note. The company received notification of full forgiveness of the loan from the SBA and has been included in other revenue as forgiveness of debt income.

NOTE 4 – INCOME TAXES

Provisions for income taxes is comprised of the following elements:

Current tax expense:	
Federal	$ 7,313
State	1,900
Provision for income taxes	$ 9,213

Deferred tax assets and liabilities are estimated using a 21% federal rate and a 6.5% state rate. As of July 31, 2022, there was no material deferred tax asset (liability).

(Continued)

_____

NOTE 4 – INCOME TAXES (Continued)

The Company's effective income tax rate is lower than what would be expected if the combined federal and state statutory tax rate of 27.5% were applied to income before income taxes primarily because the PPP forgiveness of debt income is not taxable for federal and state purposes. In addition, there are certain expenses deductible for financial reporting purposes that are not deductible for tax purposes.

The following is an analysis of differences between financial statement income and the tax return income.

Financial statement income	$ 76,999
Federal and state tax income expense	9,213
Officer life insurance	6,069
Non-taxable PPP forgiveness of debt income	(65,760)
Other miscellaneous non-deductible expense	1,904
Tax return income	$ 24,617

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown Family L.P. Certain members of the Brown Family are stockholders of Brown Associates, Inc. Rental expense for the year totaled $12,000.

Garth and Brown Investment Management, LLC is owned by a stockholder of Brown Associates, Inc. Garth and Brown reimburses Brown Associates, Inc. on an as needed basis for expenses paid on their behalf. For the year ending July 31, 2022, reimbursed expenses were $2,246.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2022, the Company had net capital of $569,183, which was $519,183 in excess of its minimum dollar net capital requirement of $50,000. The Company's net capital ratio was .34 to 1.

NOTE 7 – NEW ACCOUNTING PRONOUNCEMENTS

The FASB issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842), in February 2016. ASU 2016-02 requires the recognition by lessees of assets and liabilities that arise from all lease transactions, except for leases with a lease term of 12 months or less. The lessee accounting model under ASU 2016-02 retains two types of leases: finance leases, which are to be accounted for in substantially the same manner as the existing accounting for capital leases, and operating leases, which are to be accounted for (both in the statement of operations and the statement of cash flows) in a manner consistent with existing accounting for operating leases. ASU 2016-02 also requires expanded qualitative and quantitative disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 applies to the Company's financial statements for the year ending July 31, 2023, with earlier implementation permitted. The Company's management has not determined the impact on its financial statements as a result of implementing ASU 2016-02.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date, through September 29, 2022 the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTARY INFORMATION

BROWN ASSOCIATES, INC.

SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2022

(See Report of Independent Registered Public Accounting Firm)

Net Capital:

Stockholders' equity allowable for net capital	$	603,233
Add: Other (deductions) or allowable credits:		
		-
Total capital allowable		603,233
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		1,289
Prepaid state taxes		8,151
Prepaid federal taxes		19,480
Other assets		3,827
		32,747
Net capital before haircuts on securities positions		570,486
Haircuts on securities		
Other - Money Market Fund		1,303
		1,303
NET CAPITAL	$	569,183
AGGREGATE INDEBTEDNESS	$	1,952
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital	$	130
Minimum dollar net capital requirement	$	50,000
Excess net capital	$	519,183
Excess net capital at 1,000 percent	$	509,183
Percentage of aggregate indebtedness to net capital		0.34%

There is no material difference between the preceding computation and the Company's
corresponding unaudited part II of form X-17A-5 as of July 31, 2022

BROWN ASSOCIATES, INC.
July 31, 2022

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

EXEMPTION REPORT

Brown Associates, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended July 31, 2022, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

_____   9-28-22

Huxley Brown   Date
President

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Brown Associates, Inc.

We have reviewed management's statements, included in the accompanying Financial and Operational Combined Uniform Single Report, Part IIA ("Focus Report"), in which (1) Brown Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
September 29, 2022

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Shareholders of Brown Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended July 31, 2022. Management of Brown Associates, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended July 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended July 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended July 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended July 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.



This report is intended solely for the information and use of the Company's Shareholders and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
September 29, 2022